Exhibit 99.3

September 24, 2018

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon

Registrar of Securities, Nunavut

RE: Barrick Gold Corporation

Pursuant to a request from the reporting issuer, we wish to advise you of the following information in connection with their Special Meeting of Shareholders

Date of meeting:	November 5, 2018

Record date for notice:	October 4, 2018

Record date for voting:	October 4, 2018

Beneficial ownership determination date:	October 4, 2018

Securities entitled to notice:	Common Shares

Securities entitled to vote:	Common Shares

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	No

Issuer using notice-and-access for non-registered investors:	No

Notice-and-access stratification criteria:	No

Sincerely,

Judy Power

Associate Manager, Trust Central Services